Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

May 19, 2016

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landcadia Holdings, Inc.

Registration Statement on Form S-1

Filed April 28, 2016

File No. 333-210980

Dear Ms. Ransom:

On behalf of our client, Landcadia Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 12, 2016, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on April 28, 2016 (“Form S-4”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amendment No. 1 marked to show changes from the Form S-1.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

May 19, 2016

Risk Factors

Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests, page 44

1.	Please revise this risk factor to address the market-making activities in which Jefferies LLC may engage or tell us why you do not believe such disclosure is required.

Response: The Company respectfully submits that because Jefferies LLC intends to engage in market making activities for only 30 days following the date of the Company’s prospectus, the Company does not believe that there is a material conflict of interest relating thereto.

Financial Statements

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-7

2.	Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response: The Company has included such a statement on page F-7.

The Offering, A-3

3.	In certain instances, it appears that there are differences in the description of the offering in the market making prospectus that aren’t explainable by the differences in the nature of the offerings covered by the prospectuses. For example, the last bullet point at the bottom of page 11 includes “(ii),” which is not in the market making prospectus. Please explain or revise.

Response: The Company has revised the disclosure on pages A-3 and A-4, and pages A-6 through A-18 to address the Staff’s comment.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment No. 1.

Sincerely yours,

/s/ Joel L. Rubinstein
Joel L. Rubinstein